

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 1, 2012

<u>Via E-mail</u>
Enzo Taddei
Chief Financial Officer
Global Equity International, Inc.
23 Frond "K" Palm Jumeirah
Dubai, UAE

Re: Global Equity International, Inc.
Amendment No. 2 to Form 10-12G
Filed February 9, 2012
File No. 000-54557

Dear Mr. Taddei:

We have reviewed Amendment No. 2 to your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1.   On December 29, 2011, the staff asked for a detailed analysis as to whether the company is subject to the Investment Company Act of 1940 (the "ICA"). On January 12, 2012, in a letter that was filed with Amendment No. 1 to your Form 10-12G, you contended that the company is exempt from the provisions of the ICA by virtue of Section 3.b.a of the ICA." We assume that by "3.b.a" you were referring to Section 3(b)(1) of the ICA. Under Section 3(b)(1), the question of whether a company is "primarily engaged . . . in a business or businesses other than that of investing, reinvesting, owning, holding, or trading in securities" requires a fact-intensive analysis addressing the factors first described in In Re Tonopah Mining Co., 26 S.E.C. 426 (1946), as well as the over-arching issue of investor perception, per S.E.C. v. Nat'l Presto Indus., 486 F.3d 305 (7th Cir. 2007). Please provide this detailed analysis (which should include, among other things, a description of the manner in which the company realizes gains on acquired securities).

2.   Furthermore, please explain your reliance on Section 3(b)(1) in light of certain prior
        S.E.C. statements relating to the use of section 3(b)(1) by financial services companies
        (see, e.g., Paribas Corp., 40 S.E.C. 487, 490 n. 5 (1961); Exemption from the Investment
        Company Act of 1940 for the Offer or Sale of Debt Securities and Non-voting Preferred
        Stock by Foreign Banks or Foreign Bank Finance Subsidiaries, Investment Company Act
        Release No. 15314 (Sept. 17, 1986)).

3.   Please provide a detailed analysis as to whether the company is subject to regulation as
        an investment adviser under the Investment Advisers Act of 1940.

Item 1. Business, page 1

Historical Business Transacted, page 3

2010 Transactions, page 3

4.   We note your response to prior comment 3. Please clarify within your disclosures the
        following:

        • It appears that the contract to provide services to RFC K.K. was entered into
          during the fourth quarter. Please clarify your disclosures to highlight this; and

        • We note your reference to the fiscal year ended September 30, 2011, whereas
          elsewhere your fiscal year ended is noted as December 31. Please advise or
          revise.

New Business Transacted in 2011, page 4

5.   We note your response to comment 4 of our letter dated January 12, 2012 and the revised
        disclosure. We note the agreements filed as exhibits, which reference a "successful
        quotation on the stock market." We further note the information on your website
        referencing a reverse merger with a public shell and the statement on your website that
        "Global Equity Partners PLC also maintains an inventory of public shells available for
        merger." Please revise your disclosure to more specifically describe the services you
        provide that result in a successful quotation on the stock market, clarify whether shell
        companies are part of this strategy and explain what you mean by a company with a
        business plan that is compatible with your client's business and having net assets, net
        profits and projected growth.

Our Business in 2012, page 6

6.   We note you indicate on pages 7 and 16 that your expenses include $33,333 per month in management team salaries. We further note you also indicate on pages 7 and 16 that your monthly cash burn rate will be approximately $15,000 because you will accrue salaries of your management team. In addition, we note you indicate on page 9 that your monthly burn rate is estimated to be $31,500 per month. Please revise throughout the document to reconcile or explain.

Employees; Identification of a Significant Employee, page 8

7.   We note your response to comment 6 of our letter dated January 12, 2012 and your disclosure that Pino Baldassarre, your Corporate Secretary, is not considered an employee. We further note you indicate that Mr. Baldassarre provides office space free of charge and that he does not receive compensation. We continue to believe that you should revise your disclosure to describe more specifically your relationship to Mr. Baldassarre and explain why Mr. Baldassarre provides services to you without compensation or reimbursement. In addition, please add risk factor disclosure describing the risk that Mr. Baldassarre may cease providing these services and how that would impact your business.

Item 2. Financial Information, page 12

2010 Transactions, page 12

8.   We note your response to comment 7 of our letter dated January 12, 2012. We reissue our prior comment in part. We note you indicate on page 14 that you paid a commission to the person who introduced you to RFC K.K. Please revise your disclosure to identify each person who received such commissions and the amount of each commission. In addition, please revise to clarify how you determined each commission and whether you have written agreements with the named individuals and/or others relating to commissions or introduction fees.

9.   We note your response to comment 8 of our letter dated January 12, 2012. We note you indicate on page 15 that you are in negotiations with three other companies that would like to retain your services and that you expect these three new clients to provide you with an additional $50,000 per month in revenues. We also note you cannot guarantee that you will receive any revenues from new clients. Please provide your basis for the expectation of an additional $50,000 per month in revenues, including whether you have any written agreements, or remove the statement. In addition, please provide details of your specific plan of operations, including detailed milestones, the anticipated time frame for beginning and completing each milestone, the estimated expenses associated with each milestone and the expected sources of such funding.

Item 6. Executive Compensation, page 22

10.   Please revise to provide narrative disclosure to the Summary Compensation Table. For example purposes only, please revise your disclosure to discuss Mr. Smith's salary increase from 2010 to 2011 and the $480,000 bonus received in 2011, including how such amounts were determined. Please refer to Item 402(o) of Regulation S-K.

Item 10. Recent Sales of Unregistered Securities, page 27

11.   We reissue comment 13 of our letter dated January 12, 2012. Please revise your disclosure to provide more details as to the services rendered to the Company by Ms. Tardon valued at $50,000. Please also revise your disclosure to provide details as to the services rendered by Samuel James Cameron valued at $4,800.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Mark Rakip, Staff Accountant, at 202-551-3573 or Kevin Woody, Accounting Branch Chief, at 202-551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Sandra B. Hunter, Staff Attorney, at 202-551-3758 or me at 202-551-3401 with any other questions.

Sincerely,

/s/ Jennifer Gowetski

Jennifer Gowetski
Senior Counsel

cc: David E. Wise, Esq.
       Via E-mail